

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2011

Haruyuki Urata
Chief Financial Officer
ORIX Corporation
Mita NN Building
4-1-23 Shiba
Minato-ku
Tokyo 108-0014
Japan

Re: ORIX Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed June 29, 2010
File No. 1-14856

Dear Mr. Urata:

We have reviewed your response dated October 1, 2010 and have the following comment.

Please respond to this letter within ten business days by providing the requested response or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Related Party Transactions, page 133

1.   We note your response to our prior comment. However, with respect to the related party loans, it does not appear that you have provided the detailed disclosure required by Item 7B of Form 20-F. Please revise to provide specific information *for each individual loan,* rather than an overall maximum and range of interest rates, including the largest amount outstanding during the period covered, the amount outstanding as of the latest practicable date, the nature of the loan and the transaction in which it was incurred, and the interest rate on the loan." Please provide the staff with this revised disclosure and represent that you will provide this level of disclosure in future filings, as appropriate.

Haruyuki Urata
Orix Corporation
January 11, 2011
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
- the company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gregory Dundas, Senior Counsel, at (202) 551-3436 if you have questions regarding this letter.

Sincerely,

Gregory Dundas
Senior Counsel

cc: (by facsimile to +81-3-5561-4425)
        Christopher Kodama
        Davis Polk & Wardwell LLP